08025624

Mail Processing Section

FEB 15 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderfield Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 LAFAYETTE STREET, ROOM 503
(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL K. KWAN, CPA NEW YORK (212) 966-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL K. KWAN CPA PLLC
(Name – *if individual, state last, first, middle name*)

56 ST. JAMES PLACE	NEW YORK	NEW YORK	10038
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK Y. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADERFIELD SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3/13/2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL K. KWAN, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

56 ST. JAMES PLACE
NEW YORK, N.Y. 10038
TELEPHONE: (212) 966-1818
FAX: (212) 226-0615

Independent Auditor's Report

To the Board of Directors and
Stockholders of Traderfield Securities, Inc.

We have audited the accompanying balance sheet of Traderfield Securities, Inc., as of December 31, 2007 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. As audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Daniel K. Kwan, C.P.A.
New York, New York
January 31, 2008

TRADERFIELD SECURITIES, INC
Balance Sheet
For The Year ended December 31, 2007

Assets:

Cash			$	281,479
Accounts Receivable				44,192
Good Faith Account				86,548
Furniture & Equipment	$	83,931		
Accumulated Depreciation		(83,931)		-
Other Assets				35
Total Assets			$	412,254

Liabilities And Shareholders' Equity:

Liabilities:				
Payroll Taxes Payable	$	5,566		
Commission Payable		13,846		
Total Liabilities			$	19,412
Shareholders' Equity				
Common Stock, no par value, 200 shares authorized, issued-100 shares	$	100,000		
Retained Earnings		292,842		
Total Shareholders' Equity			$	392,842
Total Liabilities & Shareholder's Equity			$	412,254

TRADERFIELD SECURITIES, INC.

Income Statement

For The Period of January 1, 2007 to December 31, 2007

Income:				
Commission Income			$	723,109
Interest Income				16,424
Rebate & Service Income				180,312
Other Income				58,230
Gross profit			$	978,075
Expenses:				
Salaries & Commission Expense	$	248,164		
Commission to Other Brokers		255,574		
Clearing Agent Commission		100,508		
Postage		9,458		
Payroll Taxes		20,720		
Real Estate Taxes		14,014		
Rent		72,000		
Office Expenses		20,074		
Telephone		7,163		
Utilities		4,395		
Exchange Fees		6,641		
Entertainment		8,842		
Convention Expenses		6,189		
Condo Maintenance Fee		5,841		
Insurance		38,478		
Professional Fee		6,341		
Travel Expense		1,454		
Subscriptions		870		
Misc. Expense		12,067		
Bank Charge		1,313		
Computer Program Fee		21,227		
Errors Account		7,742		
Total expenses				869,075
Net Profit			$	109,000

TRADERFIELD SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities:			
Net cash flow from operating activities (Sch. A)		$	112,340
Cash flows from investing activities:			
Cash paid to acquire equipment	$ -		
Net cash used by investing activities:			-
Net increase (decrease) in cash		$	112,340
Cash and cash equivalents, beginning of year			255,687
Cash and cash equivalents, end of year		$	368,027

SCHEDULE A: NET CASH FLOW FROM OPERATING ACTIVITIES

Net Income			$	109,000
ADD:	Depreciation Expenses	$ -		
	Decrease in Other Assets	30		
	Increase in Accounts Payable	16,912		
	Subtotal		$	16,942
LESS:	Increase in Accounts Receivable	13,602		
	Subtotal			13,602
Net Cash flow from operating activities			$	112,340

TRADERFIELD SECURITIES, INC.
Statement of Changes in Stockholders Equity
For Year Ended December 31, 2007

Balance, Beginning	$	283,842
Net Income for the year	$	109,000
Balance, Ending	$	392,842

TRADERFIELD SECURITIES, INC.
Computation of Net Capital
For Year Ended December 31, 2007

Total Shareholders' Equity		$	392,842
Deduct:	Non-Allowable Assets		21,074
Net Capital before Haircuts on Securities Positions			371,768
Deduct:	Haircuts on Securities		-
Net Capital		$	371,768

TRADERFIELD SECURITIES, INC.

Computation of Basic Net Capital Requirement

For Year Ended December 31, 2007

MINIMUM NET CAPITAL REQUIRED:

6 2/3% of Aggregate Indebtedness	$	1,293
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital	$	371,768
LESS: Net Capital Requirement	$	50,000
Excess: Net Capital	$	321,768

TRADERFIELD SECURITIES, INC.
Notes to Financial Statements
For Year Ended December 31, 2007

(1) Accounting Policies:

Depreciation Method
Management has adopted **MACRS** method for depreciation purpose. Property plant and equipment is recorded at cost.

Income
Commission income are recorded is realized.

(2) Computation of Net Capital

There are no material difference in the computation of net capital between the audited report and the corresponding unaudited Part II a of the Focus Report.

(3) Reserve Requirements

The Company is exempt from the reserve requirements of 15C 3-3 under K(2) (B) of the section.

(4) Accounting System

There were no material inadequacies in the financial record keeping and accounting procedures followed by the corporation, expect the corporation had elected to be an S. Corporation for income tax reporting purpose under Section 1362 of the Internal Revenue Code.

END